UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-41959

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For period ended:	March 31, 2025

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the transition period ended: ___________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION

SolarMax Technology Inc.
Full Name of Registrant

3080 12th Street
Address of Principal Executive Office (Street and Number)

Riverside, California 92507
City, State and Zip Code

PART II-RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-NARRATIVE

State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed time period.

SolarMax Technology, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025 (the “Form 10-Q”) within the prescribed time period due to extra lead time from the Company’s transition in its independent registered public accounting firm from Marcum LLP (“Marcum”) to CBIZ CPAs P.C. (“CBIZ”). On November 1, 2024, CBIZ acquired the attest business of Marcum.  On May 5, 2025 CBIZ was engaged as the Company’s independent registered public accounting firm.  The Company was not able to prepare the Form 10-Q without unreasonable effort or expense. The Company requires additional time to compile and process the information necessary for the completion of the Form 10-Q. The Company anticipates filing the Form 10-Q no later than 5 days after the original filing date.

PART IV-OTHER INFORMATION

(1)	Name and telephone number of person to contact with regard to this notification.

David Hsu	(951) 300-0788
(Name)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s) .☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

Based on preliminary financial results, the Company expects to report a gross profit of approximately $1.4 million and a net loss of approximately $1.3 million on revenues of approximately $6.9 million for the three months ended March 31, 2025, as compared with a negative gross profit of approximately $0.5 million and a net loss of approximately $19.3 million on revenues of approximately $5.8 million for the three months ended March 31, 2024. All revenue for both periods was generated from the Company’s United States operations.

The financial results presented above for the three months ended March 31, 2025 reflect preliminary estimates of the Company’s results of operations as of the date of the filing of the Form 12b-25. These estimates are subject to change upon the completion of the reporting process and review of the Company’s financial statements, and actual results may vary significantly from these estimates.

Cautionary Note on Forward-Looking Statements

This notification contains or may contain, among other things, certain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve significant risks and uncertainties. Such statements may include, without limitation, statements with respect to the Company’s plans, objectives, projections, expectations and intentions and other statements identified by words such as “projects,” “may,” “could,” “would,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans” or similar expressions. These statements are based upon the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties, including those detailed in the sections “Cautionary Note Concerning Forward-Looking Statements, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 and in other filings subsequently made by the Company. Actual results may differ significantly from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond the Company’s control). The Company does not intend to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required under applicable securities laws.

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SolarMax Technology, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: May 16, 2025	By:	/s/ David Hsu
	Name:	David Hsu
	Title:	Chief Executive Officer (Principal Executive Officer)

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